UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.     )

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☐	Soliciting Material Pursuant to §240.14a-12

BLOCKBUSTER INC. (Name of Registrant as Specified In Its Charter)

GREGORY S. MEYER, CFA (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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May 25, 2010

Dear Fellow Blockbuster Stockholder:

Gregory S. Meyer, CFA (“Meyer”, “we” or the "Proponent") is the beneficial owner of 620,000 shares of Class A common stock and 25,000 shares of Class B common stock of Blockbuster Inc. (“Blockbuster” or the “Company”), representing approximately 0.44% of the outstanding shares of Class A common stock of the Company. For the reasons set forth in the attached Proxy Statement, we believe that the Board of Directors of the Company (the "Board") has not acted in the best interests of its stockholders.  Specifically, we believe the Board lacks sufficient expertise and alignment of interests with shareholders which has led to a significant loss of shareholder value over the past several years.

Mr. Meyer initially identified two sitting Blockbuster directors whose value to the Company was unclear, James W. Crystal and Gary J. Fernandes.  In his initial proxy statement, Mr. Meyer opposed Mr. Crystal for a litany of reasons including low share ownership, lack of relevant industry experience, overboarding, and a questionable related party transaction.  On May 21, 2010, the Company announced that Mr. Crystal would no longer stand for re-election at the annual meeting of stockholders (the “Annual Meeting”).  Accordingly, Mr. Meyer has updated his proxy materials to oppose Gary J. Fernandes for the reasons discussed in this proxy statement.

We believe the overall strength of the Board would be improved with the addition of Gregory S. Meyer, CFA. We are therefore seeking your support at the Annual Meeting scheduled to be held on June 24, 2010 at 10:00 a.m. Central Standard Time and at any adjournments, postponements or continuations thereof at 1201 Elm Street, 21st Floor, Dallas, Texas 75270 for the following:

1.	To elect Gregory S. Meyer, CFA to the Company's Board of Directors instead of Gary J. Fernandes and to elect six other nominees for a one-year term ending in 2011;

2.	To approve the following advisory (non-binding) resolution:

RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying narrative disclosure in this proxy statement of material factors provided to understand the Summary Compensation Table (but excluding the Compensation Discussion & Analysis).

3.	To ratify the appointment of PriceWaterhouseCoopers LLP to serve as independent accountants for fiscal 2010;

4.
To approve an amendment to Blockbuster’s second amended and restated certificate of incorporation, as amended (the “Current Charter”), to (a) effect the conversion of each outstanding share of Class B common stock into one share of Class A common stock, (b) rename the Class A common stock as “common stock,” and (c) eliminate provisions relating to the Class B common stock and Blockbuster’s dual class common stock structure (collectively, the “Conversion Amendment”); and

5.
To approve an amendment to the Current Charter to effect a reverse stock split of Blockbuster’s issued and outstanding common stock, if the Conversion Amendment is approved, or Blockbuster’s issued and outstanding Class A common stock and Class B common stock, if the Conversion Amendment is not approved, with the stock split occurring at an exchange ratio that will be within a range of 1-for-15 and 1-for-25 and that will be determined by Blockbuster’s Board of Directors; and

6.	To consider such other matters, if any, as may properly come before the Annual Meeting.

        We are not seeking control of the Board. Rather, we are seeking one (1) out of seven (7) seats on the Board to ensure that the interests of the stockholders, the true owners of the Company, are vigorously represented in the boardroom by truly qualified and independent representatives. Through the attached Proxy Statement, we are soliciting proxies to elect not only Gregory S. Meyer, CFA as a director, but also the candidates who have been nominated by the Company other than Gary J. Fernandes. This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the Company's nominees will serve as directors if our nominee is elected.

        We urge you to carefully consider the information contained in the attached Proxy Statement and then to support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

        If you have already voted a proxy card furnished by the Company's management, you have every right to change your vote by signing, dating and returning a later dated proxy.

        Under new Securities and Exchange Commission rules, you are receiving this notice that this Proxy Statement is available on the Internet. This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

        If you have any questions or require any assistance with your vote, please contact InvestorCom Inc. which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support.

GREGORY S. MEYER, CFA

By: /s/ Gregory S. Meyer
Name: Gregory S. Meyer, CFA

If you have any questions or require any assistance in executing or delivering your GOLD proxy or voting by telephone or via the Internet, please call our proxy solicitor:

InvestorCom, Inc.
65 Locust Avenue, Third Floor, New Canaan, CT  06840
Toll Free (877) 972-0090
Banks and Brokerage Firms Call Collect (203) 972-9300

2010 ANNUAL MEETING OF STOCKHOLDERS
OF
BLOCKBUSTER INC.

PROXY STATEMENT
OF
GREGORY S. MEYER, CFA

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

        Gregory S. Meyer, CFA (“Meyer”, “we” or the "Proponent") is a stockholder of Blockbuster Inc., a Delaware corporation ("Blockbuster" or the "Company"). We believe that the Board of Directors of the Company ("the Board") has not acted in the best interests of its stockholders.  Specifically, we believe the Board lacks sufficient expertise and alignment of interests with shareholders which has led to a significant loss of shareholder value over the past several years.  We believe the overall strength of the Board would be improved by the addition to the Board of Gregory S. Meyer, CFA. We are therefore seeking your support at the annual meeting of stockholders of the Company (the "Annual Meeting") scheduled to be held on June 24, 2010 at 10:00 a.m. Central Standard Time and at any adjournments, postponements or continuations thereof at 1201 Elm Street, 21st Floor, Dallas, Texas 75270 for the following:

1.	To elect Gregory S. Meyer, CFA to the Company's Board of Directors instead of Gary J. Fernandes and to elect six other nominees for a one-year term ending in 2011;

2.	To approve the following advisory (non-binding) resolution:

RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying narrative disclosure in this proxy statement of material factors provided to understand the Summary Compensation Table (but excluding the Compensation Discussion & Analysis).

3.	To ratify the appointment of PriceWaterhouseCoopers LLP to serve as independent accountants for fiscal 2010;

4.
To approve an amendment to Blockbuster’s second amended and restated certificate of incorporation, as amended (the “Current Charter”), to (a) effect the conversion of each outstanding share of Class B common stock into one share of Class A common stock, (b) rename the Class A common stock as “common stock,” and (c) eliminate provisions relating to the Class B common stock and Blockbuster’s dual class common stock structure (collectively, the “Conversion Amendment”); and

5.
To approve an amendment to the Current Charter to effect a reverse stock split of Blockbuster’s issued and outstanding common stock, if the Conversion Amendment is approved, or Blockbuster’s issued and outstanding Class A common stock and Class B common stock, if the Conversion Amendment is not approved, with the stock split occurring at an exchange ratio that will be within a range of 1-for-15 and 1-for-25 and that will be determined by Blockbuster’s Board of Directors; and

6.	To consider such other matters, if any, as may properly come before the Annual Meeting.

        This Proxy Statement is soliciting proxies to elect not only Mr. Meyer, but also the candidates who have been nominated by the Company other than Gary J. Fernandes. This gives stockholders who wish to vote for Mr. Meyer the ability to vote for seven (7) nominees in total.

        As of May  25, 2010, the approximate date on which this Proxy Statement and the enclosed GOLD proxy card are first being distributed to stockholders, Mr. Meyer is the beneficial owner of 620,000 shares of Class A common stock and 25,000 shares of Class B common stock of Blockbuster Inc. (“Blockbuster” or the “Company”), representing approximately 0.44% of the issued and outstanding shares of Class A common stock of the Company.

        The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 28, 2010 (the "Record Date"). The mailing address of the principal executive offices of the Company is 1201 Elm Street, Dallas, Texas 75270. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were  144,652,892 shares of Class A common stock and 72,000,000 shares of Class B common stock outstanding and entitled to vote at the Annual Meeting. We intend to vote all of our Shares which are entitled to vote FOR the election of Mr. Meyer and the candidates who have been nominated by the Company other than Gary J. Fernandes.

        This proxy statement (this "Proxy Statement") and the enclosed GOLD proxy card are first being furnished to stockholders on or about May 25, 2010.

THIS SOLICITATION IS BEING MADE BY GREGORY S. MEYER AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE PROPONENT IS  NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH THE PROPONENT IS NOT AWARE OF IN A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF MR. MEYER.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY BLOCKBUSTER’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF MR. MEYER AND THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN GARY J. FERNANDES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO GREGORY S. MEYER C/O INVESTORCOM, INC., 65 LOCUST AVENUE, THIRD FLOOR, NEW CANAAN, CT 06840 OR TO THE SECRETARY OF BLOCKBUSTER, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

        Under new Securities and Exchange Commission rules, you are receiving this notice that this Proxy Statement is available on the Internet. This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

IMPORTANT

Your vote is important, no matter how few Shares you own. We urge you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of Mr. Meyer.

-If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Gregory S. Meyer c/o InvestorCom, Inc., 65 Locust Avenue, Third Floor, New Canaan, CT 06840 in the enclosed envelope today.

-If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative to vote for Mr. Meyer. Your broker cannot vote your Shares for Mr. Meyer on your behalf without your instructions.

-Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company's proxy card marked "withhold" as a protest against the management nominated directors, it will revoke any proxy card you may have previously sent to InvestorCom, Inc. Remember, you can vote for Mr. Meyer only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

       If you have any questions or require any assistance in executing or delivering your GOLD proxy or voting by telephone or via the Internet, please call our proxy solicitor:

InvestorCom, Inc.
65 Locust Avenue, Third Floor, New Canaan, CT  06840
Toll Free (877) 972-0090
Banks and Brokerage Firms Call Collect (203) 972-9300

REASONS FOR THE SOLICITATION

We are concerned about the future of Blockbuster and the ability of the incumbent Board to stabilize the Company, position it for future growth, and increase shareholder value.  We believe the incumbent Board has presided over a massive destruction of shareholder value that should not go unrecognized.   In particular, we remain concerned with the misalignment of the current Board’s interests with those of the Company’s shareholders and the lack of certain core competencies and relevant experience on the Board to today’s rapidly evolving home entertainment industry.  We believe that the election of a truly independent director with a fresh perspective and highly relevant industry experience will significantly enhance the prospects for the Company's stockholders to regain lost stockholder value and create future gains.

Lack of Alignment of Current Board with Shareholders
Mr. Meyer owns more shares of Blockbuster than any non-management director and more shares than any executive of the Company with the exception of CEO and Chairman Jim Keyes.  Further, in contrast to Mr. Meyer, who purchased all of the shares he owns in the open market with his own money, the incumbent non-management directors have a shockingly low share ownership, even though each director has been awarded thousands of shares each year he/she has served on the Board.  In our opinion, the current directors’ economic incentives are not aligned with those of the Company’s shareholders.

Mr. Meyer is the beneficial owner of 620,000 shares of the Company’s Class A common stock and 25,000 shares of the Company’s Class B commons stock.  Mr. Meyer invested in Blockbuster because of its historically dominant market share position, strong brand awareness, and a belief that the multi-channel distribution strategy advocated by Blockbuster CEO and Chairman Jim Keyes had the potential to be successful if executed properly.  We believe the CEO should be supported by a well-informed and strategically minded Board that understands the rapidly evolving home entertainment industry.  Mr. Meyer intends to work constructively with current management by providing important strategic insight, guidance, support and monitoring in a manner only one with a significant stake and relevant industry know-how can provide.  We believe Blockbuster shareholders and management deserve a better, more effective Board.

Mr. Meyer initially identified two sitting Blockbuster directors whose value to the Company was unclear, James W. Crystal and Gary J. Fernandes.  In his initial proxy statement, Mr. Meyer opposed Mr. Crystal for a litany of reasons including low share ownership, lack of relevant industry experience, overboarding, and a questionable related party transaction.  On May 21, 2010, the Company announced that Mr. Crystal would not stand for re-election at the annual shareholders meeting.  Accordingly, Mr. Meyer has updated his proxy materials to oppose Gary J. Fernandes.

A Discussion of Gary J. Fernandes, the director Mr. Meyer seeks to replace
As discussed in more detail below, we believe that Gary J. Fernandes has had over five years to prove his value as a director of Blockbuster and has failed to demonstrate his ability to serve the shareholders.

Relevant Experience
It is not clear which part of Mr. Fernandes’ background provides direct relevance to Blockbuster.  He appears to have no significant experience in the video rental industry, nor in the broader home entertainment industry.  The Company’s 2010 proxy statement states “Mr. Fernandes brings technology expertise to the Board through his executive management experience at several technology-based companies, including EDS.”  We question whether one’s executive management experience from over 12 years ago at a firm like EDS is specifically relevant to the rapidly evolving field of Home Entertainment.

More to the point, it is difficult to see what good Mr. Fernandes’ ‘technology expertise’ has done for Blockbuster shareholders over the past five years given that during this time Blockbuster has lost significant market share to companies that outmaneuvered it using innovative technologies such as DVD rental kiosks and streaming video, resulting in a significant loss of shareholder value.  By contrast, as discussed in further detail below, Mr. Meyer has spent the last eight years in the fastest growing segment of the video rental industry and was one of the pioneers in the DVD rental kiosk space which comprises one of Blockbuster’s key future distribution channels as it diversifies away from brick-and-mortar stores.

Track Record
Mr. Fernandes is the longest serving member of the Blockbuster Board, having presided over more destruction in shareholder value than any other current director.  Mr Fernandes was appointed as a director in December 2004 when the price of the Company’s Class A common stock was over $9 per share. As of this writing, the stock trades at $.35 per share, representing a loss of over 95% of its value.  That is not an impressive track record of value creation by any standard.  By contrast, one of Blockbuster’s competitors, Netflix, was trading around $12 per share at the time Mr. Fernandes joined the Blockbuster Board and trades today at over $100 per share, representing a gain of over 800% during the time that Blockbuster lost 95% of its value.  Mr. Meyer believes this startling disparity of outcomes is a result of cumulative poor decisions made on behalf of the Blockbuster Board, largely due to a lack of aligned interests with the shareholders.  Netflix used a solid core of technology and innovative business practices to create value for its shareholders during this time.  If Mr. Fernandes truly possessed the ‘technology expertise’ that is claimed in Blockbuster’s proxy statement, one wonders how he could have presided over such an extreme disparity in outcomes.

Alignment of Interests/Share Ownership
While Mr. Fernandes should be applauded for agreeing to forego the cash compensation portion of his director fees in lieu of equity grants in the current year, this gesture is too little, too late.  Mr. Fernandes has already received hundreds of thousands of dollars of cash compensation in director’s fees since first being appointed to Board.  And despite being granted shares each year since being appointed as a director in December 2004, Mr. Fernandes still owns significantly fewer shares that Mr. Meyer, who, like other stockholders, paid for all of his shares out of his own pocket.

Is Mr. Fernandes Too Close to Blockbuster CEO Jim Keyes?
Mr. Fernandes served on the Board of 7-Eleven, Inc. during the entire time that Jim Keyes was CEO of that company from 2000 to 2005.  Mr. Fernandes was a member of Blockbuster’s Nominating Committee during the CEO search that resulted in Mr. Keyes being appointed CEO of Blockbuster in 2007.  In total, Mr. Fernandes has served as a Board member of a company led by Jim Keyes for eight of the last ten years.  Most recently, Mr. Fernandes was Chair of Blockbuster’s Compensation Committee which, according to the Company’s 2010 proxy statement, awarded Mr. Keyes 80% of his 2009 target bonusdespite financial results for the Company which substantially missed guidance and a stock price that was down nearly 50% for the year.

Shareholder Lawsuits at 7-Eleven:  Alleged Breach of Fiduciary Duty to Shareholders
Mr. Keyes was CEO and Mr. Fernandes was a board member of 7-Eleven, Inc. when that company was sold to 7-Eleven Japan in a 2005 going-private transaction that generated numerous lawsuits in which both Mr. Keyes and Mr. Fernandes were named defendants including:

•	Kaufman v. Suzuki et al., No. 05-09450-C (68th District Court, Dallas County).

•	Casden v. 7-Eleven, Inc., et al., No. 05-08944-M (298th District Court, Dallas County).

•	Green Meadows Partners L.P. v. Devening, et al., No. 05-11507-A (County Court at Law No. 1, Dallas County).

•	Siebels et al. v. Suzuki et al., No. 05-09600-G (134th District Court, Dallas County).

•	Gillespie v. Suzuki et al., No. 05-11878-C (County Court at Law No. 3, Dallas County).

According to a Schedule 14D9 filed with the SEC by 7-Eleven, Inc. in September 2005, “the Petitions initiating the lawsuits generally allege, among other things, that the defendants have breached fiduciary duties owed to the Company’s shareholders other than Parent and Purchaser in connection with the Offer, that the Offer Price is inadequate and that a majority of the defendants have conflicts of interest with respect to the Offer.”

According to the complaint of John Gillespie, a shareholder of 7-Eleven Inc., (No. CC - 05 - 11878 – C), the plaintiff by his attorneys alleged the following:

- “This is a stockholder derivative action on behalf of 7-Eleven Inc. (“7-Eleven” or the “Company”) against its entire Board of Directors and certain top officers for breach of fiduciary duty arising out of defendants’ efforts to complete a majority shareholder and management-led buyout, via a Tender Offer, of 7-Eleven at a grossly inadequate and unfair price (the “Proposed Acquisition”) and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders.

- In pursuing the unlawful plan to cash out 7-Eleven’s public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

-  In fact, instead of attempting to obtain the highest price reasonably available for 7-Eleven for the Company and its shareholders, the Individual Defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Seven-Eleven Japan Co., Ltd. (“Seven-Eleven Japan”), the Company’s majority shareholder.

- In essence, the Proposed Acquisition is essentially a fait accompli to strip the minority shareholders of their 7-Eleven shares on terms preferential to Seven-Eleven Japan and certain of the Individual Defendants. By abusing their power as directors, officers and majority shareholders, the defendants are attempting to strategically subvert the interests of plaintiff on behalf of the Company and the other public stockholders of 7-Eleven. Plaintiff, on behalf of the Company, seeks to enjoin the Proposed Acquisition.”

This history raises the question:  How are stockholder interests best represented by Mr. Keyes and Mr. Fernandes serving on the Board of Blockbuster together?

Judgment:  The Circuit City Offer
Stockholders should also remember that Mr. Fernandes was a sitting Blockbuster director when the Company announced on April 14, 2008 that it had offered to acquire (now-defunct) Circuit City for between $6.00 and $8.00 per share in cash, subject to due diligence.  The offer was made in a letter sent to Circuit City CEO Philip Schoonover on February 17, 2008 on behalf of the Blockbuster Board of Directors, which stated that it fully supported the offer.  The Board should have been focusing on the core business of Blockbuster rather than speculating on the acquisition of other struggling retailers.  We believe it was this lack of focus and poor judgment at the Board level that contributed to the rapid loss of market share and the declining stock price of Blockbuster over the past several years.

Related Party Transactions:  Fernandes Holds Interest in Real Estate that Leases Buildings to Blockbuster

Per Blockbuster’s proxy statement, Mr. Fernandes holds a general partner interest and a limited partner interest in two real estate limited partnerships that each lease one retail building to Blockbuster.  Despite the closing of thousands of Blockbuster brick-and-mortar locations over the past several years, the locations owned by the partnerships affiliated with Mr. Fernandes have remained open.  According to the Company’s proxy statement, because the transactions between Blockbuster and the limited partnerships were at arm’s length, Mr. Fernandes had no direct involvement with any such transactions, and the transactions in question involved only two of Blockbuster’s thousands of domestic leases, the Board determined that Mr. Fernandes’ independence is not impaired under applicable NYSE standards and that he satisfies the heightened standards of independence applicable to audit committee members under Rule 10A-3 promulgated under the Exchange Act and compensation committee members under Rule 16b-3 promulgated under the Exchange Act and Section 162(m) of the Code.

Mr. Meyer will act with uncompromised independence and a total commitment to stockholder interests.

A Comparison of the Nominee Candidates:  Meyer vs. Fernandes

	Gregory S. Meyer, CFA	Gary J. Fernandes

Direct Experience in Home Entertainment Industry	YES	NO
Accredited Financial Expertise	YES	NO
Substantial Shares Purchased with his own money	YES	NO
Brings Fresh Perspective to Board	YES	NO
Director since BBI was trading at over $9 per share	NO	YES
Owns real estate that leases space to Blockbuster	NO	YES
Served on a Board with Jim Keyes prior to Blockbuster	NO	YES

Which Candidate will provide more value to the Company?
We question whether Mr. Fernandes  is the right nominee for the Company and whether he has added value and will add value to the Company when compared to Mr. Meyer who has significantly greater share ownership, all paid for out of his own pocket, and more relevant industry experience.  We believe Mr. Meyer will bring much needed insight, accountability and a fresh and relevant perspective to the Board that is desperately needed at the present time.

Mr. Meyer will serve you, the stockholders and true owners of Blockbuster and will bring expertise and a fresh perspective to Blockbuster.

        Mr. Meyer, if elected, will comprise a minority of the Board and will be wholly independent, with no vested interest in any single strategic direction, other than taking the steps necessary to enhance stockholder value and capitalize on the opportunities available to the Company.

BLOCKBUSTER STOCKHOLDERS HAVE AN ALTERNATIVE: MR. MEYER IS A HIGHLY
QUALIFIED & INDEPENDENT DIRECTOR CANDIDATE

Mr. Meyer is a candidate who is committed to taking the necessary steps to enhance stockholder value.  Mr. Meyer has the necessary experience and skill set to execute on this commitment, both operationally and strategically. Mr. Meyer is independent of management and the current Board and is committed to selecting and executing the right plans, operationally and strategically, for the optimization of value for all Blockbuster stockholders and the realization of a share price worthy of Blockbuster’s intrinsic value.

The following are highlights of the relevant operational and strategic experience of Mr. Meyer:

Direct Relevant Industry Expertise
Mr. Meyer spent the last eight years of his career in the highest growth segment of the video rental industry.  He founded, built, successfully operated, and sold one of the leading companies in the DVD rental kiosk space.  Mr. Meyer has developed a broad and deep understanding of all aspects of the home entertainment retail marketplace and is very familiar with brick-and-mortar, by-mail, kiosk-based, and online distribution strategies for home entertainment products.  Mr. Meyer will bring a fresh perspective and clearly complimentary business experience to the Board of Blockbuster if elected.

Mr. Meyer founded DVDXpress in 2001, a pioneer in the DVD rental kiosk industry and as CEO built that company to 1,000 locations in 30 US States and the UK.  Mr. Meyer sold DVDXpress to Coinstar Inc. in 2007 and served as Managing Director responsible for the DVDXpress division within Coinstar from 2007 to 2009 when it was merged with Redbox.  The combined DVD kiosk division within Coinstar now comprises over 23,000 kiosks accounting for over 18% of the US DVD rental market and responsible for the majority of Coinstar’s revenue and EBITDA.

Financial Expertise
Mr. Meyer’s prior experience includes the founding of an Internet-based trading platform for fixed-income securities, and acting as vice president in the Fixed Income Division of a bulge bracket Wall Street firm.  We believe this experience in the bond market is highly relevant to understanding the various debt restructuring options that Blockbuster is considering at the moment.  Mr. Meyer is particularly concerned that Blockbuster selects the optimal restructuring option, if one is indeed required, that results in the lowest possible dilution, if any, of shareholders.

Mr. Meyer also holds the Chartered Financial Analyst (CFA) designation- a qualification for finance and investment professionals, particularly in the fields of investment management and financial analysis of stocks, bonds and their derivative assets. The program focuses on portfolio management and financial analysis, and provides a generalist knowledge of other areas of finance.  In addition to being considered one of the most rigorous financial accreditation programs, the CFA program contains a significant focus on ethics and includes a review of corporate governance best practices.  No current or nominated Blockbuster director holds the CFA designation nor anything equivalent.

Mr. Meyer is also a member of the New York Society of Security Analysts (NYSSA), a leading forum for the investment community since 1937.  NYSSA was founded by a group of professionals that included Benjamin Graham, the “father of securities analysis” and one of the most influential men in the history of finance.

Mr. Meyer serves on the Board of Advisors of Value Movies, a 501(c)3 organization that encourages children ages 8-17 to regularly view movies with positive messages and uplifting inspirational lessons that build character and foster a sense of ethics.

Mr. Meyer received a BA degree, summa cum laude, in Economics and French from Dartmouth College and an MBA with a concentration in finance/accounting from the Tuck School of Business at Dartmouth.

BACKGROUND DESCRIPTION OF CONTACTS BETWEEN MR. MEYER AND BLOCKBUSTER INC.

The following is a description of Mr. Meyer’s contacts with Blockbuster Inc through April 30, 2010.

On February 18, 2010 Mr. Meyer sent a letter via Federal Express to both members of the Company’s Nominating/Corporate Governance Committee, Ms. Jackie Clegg and Mr. Edward Bleier, formally requesting consideration for a seat on the Board.  Delivery of these letters was confirmed by Federal Express. The letters contained a summary of Mr. Meyer’s professional qualifications, a description of the reasons Mr. Meyer felt he could contribute constructively to the Board, and a request for a timely reply.  Mr. Meyer did not receive any direct reply to either of these two letters.

On February 25, 2010, after not receiving a response to the letters sent to Ms. Clegg or Mr. Bleier of the Company’s Nominating/Corporate Governance Committee, Mr. Meyer sent via Federal Express a timely notice to Mr. Rod McDonald, Vice President, Secretary & General Counsel of Blockbuster, nominating himself for election to the Board in compliance with the notice procedures provided for in Section 2.10 of the Company’s Bylaws.

On March 1, 2010 Mr. Meyer sent via Federal Express a letter to Blockbuster Chairman of the Board and Chief Executive Officer Mr. Jim Keyes to inform him of the letters he had sent to both members of the Nominating/Corporate Governance Committee and the Company’s Secretary & General Counsel over the preceding weeks, and included copies of all letters sent to such individuals.  Mr. Meyer also informed Mr. Keyes that he had sent a letter to Mr. Carl Icahn, a former director, on February 22, 2010 requesting his support of Mr. Meyer’s efforts to join the board.  Mr. Meyer provided a description of why he felt it was in the Company’s best interests to have him serve on the board, stated his desire to work in a positive and constructive manner with Mr. Keyes, and asked for Mr. Keyes’ support in this regard.

On March 9, 2010 Mr. McDonald sent an email to Mr. Meyer in which he acknowledged receipt of Mr. Meyer’s February 25, 2010 nomination notice and asked to facilitate a telephone call between Mr. Keyes and Mr. Meyer for later that week.  In response, Mr. Meyer scheduled a call with Mr. Keyes for March 11, 2010 and also sent proof of his stock ownership to Mr. McDonald per his request.

On March 11, 2010, Mr. Meyer spoke with Mr. Keyes via telephone regarding his interest in joining the Board.  During their conversation, Mr. Keyes and Mr. Meyer discussed issues related to Mr. Meyer’s interest in a nomination to the Board, including his opinions on the Company’s recent and historical performance, and the performance and abilities of the Board and Company management.  Mr. Meyer expressed his intention to work in a positive and constructive manner with Mr. Keyes and his team to address the challenges currently faced by Blockbuster and to position the Company for a successful future.  Mr. Keyes agreed to coordinate a telephone call between Mr. Meyer and Mr. Bleier, the current Chair of the Nominating/Corporate Governance Committee (who replaced Ms. Clegg following her resignation from the Board on March 5, 2010), regarding Mr. Meyer’s interest in joining the Board.

On March 18, 2010, Mr. Meyer spoke with Mr. Bleier by telephone about the Board nomination process and about Mr. Meyer’s opinions and recommendations in support of his candidacy.  Mr. Bleier stated that he had never received Mr. Meyer’s original letter dated February 18, 2010 and did not have a copy of Mr. Meyer’s curriculum vitae to review.  Mr. Meyer subsequently emailed Mr. Bleier a copy of his curriculum vitae during the call for Mr. Bleier’s review.  During the approximately twenty minute telephone call, Mr. Meyer suggested an in-person meeting with Mr. Bleier to provide a more thorough overview of his qualifications, capabilities, and interest in serving on the Board.  Mr. Bleier declined this offer.

On March 22, 2010, Mr. Keyes contacted Mr. Meyer by telephone and notified him that the Board had determined not to nominate Mr. Meyer for election at the annual meeting.  Mr. Keyes informed Mr. Meyer that he did not know him well enough to be comfortable adding Mr. Meyer to ‘his Board’.  In response, Mr. Meyer offered to rectify this by flying to Dallas to meet with Mr. Keyes in person that week to discuss his candidacy and ideas in more detail.  Mr. Keyes declined this offer.  During the call, Mr. Keyes offered Mr. Meyer a consulting role at Blockbuster if Mr. Meyer would agree to drop his bid for a director’s seat.  In response, Mr. Meyer reiterated his belief that it was in the best interest of the Company and its stockholders for him to pursue a seat on the board, and he informed Mr. Keyes and Mr. McDonald, via email, that he intended to move forward with the pursuit of a Board seat as outlined in his February 25, 2010 notice.  Mr. McDonald responded to Mr. Meyer’s email the same day, notifying him that his notice, while timely, did not indicate whether he intended to solicit proxies from stockholders in support of his nomination.  Mr. Meyer responded to Mr. McDonald’s email on March 23, 2010 confirming his intention to deliver a proxy statement and form of proxy to stockholders with respect to his nomination.

On March 29, 2010, Mr. Meyer sent an email to Mr. Keyes requesting that he reconsider his decision not to add Mr. Meyer to the slate of director nominees in order to avoid the unnecessary cost and distraction of a prolonged proxy contest, and informing Mr. Keyes that should he not reverse his decision, Mr. Meyer intended to file preliminary proxy materials in support of his nomination on April 1, 2010.  Mr. Meyer did not receive a response from Mr. Keyes to this email.

On March 31, 2010, Mr. McDonald sent an email to Mr. Meyer requesting that Mr. Meyer delay filing preliminary proxy materials to allow additional time for the Board to consider his request for nomination to the Board.  Mr. Meyer agreed and also notified Mr. McDonald that he intended to submit a request to inspect stockholder information pursuant to Section 220 of the Delaware General Corporation Law (“DGCL 220”).  On April 1, 2010, Mr. Meyer submitted his DGCL 220 request to Mr. McDonald.

On April 4, 2010, Mr. McDonald notified Mr. Meyer by email that the Board had determined to move forward with its original slate of director nominees for election at the Company’s annual meeting and not nominate Mr. Meyer.

On April 6, 2010, Mr .Meyer sent an email to Mr. Keyes requesting the contact information for the Company’s legal and financial advisors in order to discuss Mr. Meyer’s ideas with respect to a potential time sensitive financial transaction which Mr. Meyer believed could save the Company hundreds of millions of dollars over the subsequent few years while conserving liquidity in the near term, without any dilution to Blockbuster stockholders.  On April 7, 2010, Mr. McDonald sent an email to Mr. Meyer stating that Mr. Keyes had passed along his inquiry and, as such, Mr. McDonald wanted to set up a conference call between Mr. Meyer and the Company’s financial advisor, Rothschild, and legal advisor, Weil, Gotshal & Manges LLP.  The call was arranged for the same day, prior to which Mr. Meyer sent the participants on the call, as well as Mr. Keyes and Mr. McDonald a summary confidential memo with respect to the proposed transaction.

On April 8, 2010, Mr. McDonald responded to Mr. Meyer’s DGCL 220 request , informing him that the Company would produce the requested materials as of the record date for the annual meeting and requesting that he execute a confidentiality agreement prior to inspection of the materials.  In response, on April 9, 2010, Mr. Meyer informed Mr. McDonald by email that he would contact Mr. McDonald to arrange a mutually agreeable date, time and place for inspection of the requested materials.  On April 12, 2010, Mr. Meyer executed the requested confidentiality agreement and suggested April 15, 2010 as the date on which he would like to commence inspection of the materials.

On April 14, 2010, Mr. McDonald informed Mr. Meyer via email, and on a confidential basis, that the Company was considering moving the date of its annual meeting due to reasons wholly unrelated to the proxy contest with Mr. Meyer. Mr. McDonald suggested that the parties delay production and inspection of the requested materials until the Board had made a final determination in this regard. On April 15, 2010, Mr. McDonald informed Mr. Meyer that the Board had determined to delay the annual meeting and record dates, and the parties agreed to contact one another closer to the time of the new record date to set up a mutually agreeable time and place for Mr. Meyer’s inspection of the DGCL 220 materials.

On April 28, 2010, Mr. Meyer sent an email to Mr. McDonald to schedule a date to commence inspection of the updated DGCL 220 materials.  In response, Mr. McDonald indicated that he would contact Mr. Meyer when the Company received the updated stockholder lists.  On May 11, 2010, a representative of Mr. Meyer retrieved the requested DGCL 220 materials.

On May 12, 2010, Mr. Meyer sent an email to Mr. Simeon Gold, the partner at Blockbuster’s legal advisor Weil, Gotshal & Manges LLP, asking what the specific reasons were for deeming Mr. Meyer’s proposed financial transaction from April 6, 2010 unworkable.  As of May 24, 2010 Mr. Gold had not replied.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

        We are seeking your support at the Annual Meeting to elect Gregory S. Meyer, CFA to the Board. The Board is currently composed of seven (7) directors and seven (7) directors are up for election at the Annual Meeting to serve one-year terms expiring at the 2011 annual meeting of stockholders and until their successors have been selected and qualified. We are seeking your support at the Annual Meeting to elect Mr. Meyer instead of Gary J. Fernandes. Your vote to elect Mr. Meyer will have the legal effect of replacing one (1) incumbent director of the Company with Mr. Meyer. If elected, Mr. Meyer will represent a minority of the members of the Board. We are not seeking control of the Board. Rather, we are seeking one (1) out of seven (7) seats on the Board to ensure that the interests of the stockholders, the true owners of the Company, are vigorously represented in the boardroom by truly independent representatives who understand the home entertainment retail and distribution business.

THE PROPONENT’S NOMINEE

        We have nominated one (1) highly qualified nominee, who, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board. Mr. Meyer is independent of the Company in accordance with the SEC and New York Stock Exchange rules on board independence. If elected, and subject to his fiduciary duties as a director, Mr. Meyer would work constructively with the other members of the Board to take those steps deemed necessary or advisable to maximize value for all stockholders.

        Set forth below is the name, age, citizenship, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past fifteen years of Mr. Meyer. This information has been furnished by Mr. Meyer.

 Gregory S. Meyer (Age 38):  Mr. Meyer is currently an independent consultant to investors in public and private companies in the home entertainment industry with a focus on identifying and analyzing new and emerging channels of content distribution.  Previously, Mr. Meyer founded DVDXpress in 2001, a pioneer in the DVD rental kiosk industry and as CEO built that company to 1,000 locations in 30 US States and the UK.  Mr. Meyer sold DVDXpress to Coinstar Inc. in 2007 and served as Managing Director responsible for the DVDXpress division within Coinstar from 2007 to 2009 when it was merged with Redbox.  The combined DVD kiosk division within Coinstar now comprises over 23,000 kiosks accounting for over 18% of the US DVD rental market and responsible for the majority of Coinstar’s revenue and EBITDA.

Mr. Meyer’s prior experience includes the founding of an Internet-based trading platform for fixed-income securities, and acting as vice president in the Fixed Income Division of a bulge bracket Wall Street firm.  We believe this experience in the bond market is highly relevant to understanding the various debt restructuring options that Blockbuster is considering at the moment.  Mr. Meyer is particularly concerned that Blockbuster elects the optimal restructuring option, if one is indeed required, that results in the lowest possible dilution, if any, of shareholders.

Mr. Meyer serves on the Board of Advisors of Value Movies, a 501(c)3 organization that encourages children ages 8-17 to regularly view movies with positive messages and uplifting inspirational lessons that build character and foster a sense of ethics.  Mr. Meyer received a BA degree, summa cum laude, in Economics and French from Dartmouth College and an MBA with a concentration in finance/accounting from the Tuck School of Business at Dartmouth.  Mr. Meyer holds the Certified Financial Analyst designation.

The principal business address of Mr. Meyer is 245 Eighth Avenue, Suite 108, New York, New York 10011.   Mr. Meyer is not currently a party to any legal proceedings that are adverse to the Company or its subsidiaries. Mr. Meyer is a U.S. Citizen.

        Mr. Meyer, if elected, intends to act in accordance with his fiduciary duty and recuse himself from voting should any conflict of interest arise in the future.  Other than as stated herein, there are no arrangements or understandings between Mr. Meyer and any other person or persons pursuant to which the nomination of Mr. Meyer described herein is to be made, other than the consent by Mr. Meyer to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Mr. Meyer is not a party adverse to the Company or any of its subsidiaries and does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

        We do not expect that Mr. Meyer will be unable to stand for election, but, in the event that Mr. Meyer is unable to serve or, for good cause, will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for a substitute nominee to the extent this is not prohibited under the Company's bylaws or applicable law and subject to any advance notice provisions which affect our ability to designate other nominees. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Company's bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying Mr. Meyer. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s) to the extent this is not prohibited under the Company's bylaws or applicable law. Subject to any advance notice provisions which affect our ability to designate other nominees, we reserve the right to nominate additional persons if the Company increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Proponent that any attempt to increase the size of the current Board or to classify the Board constitutes an improper manipulation of the Company's governance.

YOU ARE URGED TO VOTE FOR THE ELECTION OF MR. MEYER
ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

ANNUAL ADVISORY RESOLUTION OF STOCKHOLDERS TO RATIFY
NAMED EXECUTIVE OFFICER COMPENSATION

Please refer to the Company’s 2010 Proxy Statement for a discussion of such proposal.  We intend to vote, and recommend that you vote,  FOR this proposal.

PROPOSAL NO. 3

COMPANY PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP TO SERVE AS ITS INDEPENDENT REGISTERED ACCOUNTING FIRM

As discussed in further detail in the Company's proxy statement, in accordance with its charter, the Audit Committee of the Company's Board has selected PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for fiscal 2010. The Company’s Board is submitting the appointment of PricewaterhouseCoopers LLP for ratification at the annual stockholders meeting.

Please refer to the Company’s 2010 Proxy Statement for a discussion of such proposal.  We intend to vote, and recommend that you vote,  FOR this proposal.

PROPOSAL NO. 4

APPROVAL OF AN AMENDMENT TO THE COMPANY’S CURRENT CHARTER TO EFFECT THE
CONVERSION OF THE CLASS B COMMON STOCK

        Please refer to the Company’s 2010 Proxy Statement for a discussion of such proposal.  We intend to vote, and recommend that you vote, FOR this proposal.

PROPOSAL NO. 5

APPROVAL OF AN AMENDMENT TO THE COMPANY’S CURRENT CHARTER TO EFFECT
THE REVERSE STOCK SPLIT

Please refer to the Company’s 2010 Proxy Statement for a discussion of such proposal.  We intend to vote, and recommend that you vote, FOR this proposal.

VOTING AND PROXY PROCEDURES

        Blockbuster has two classes of  common stock outstanding:  (1) Class A commons stock, which is entitled to one vote per share; and (2) Class B common stock, which is entitled to two votes per share.  The holders of Class A common stock and Class B common stock will vote together as a single class on the matters to be considered at the annual meeting, and their votes will be counted and totaled together.  The record date for determining the Class A common stockholders and Class B common stockholders entitled to notice of and to vote at the meeting and any adjournment thereof was the close of business on April 28, 2010, at which time the Company had issued and  outstanding  144,655,892 shares of Class A common stock and 72,000,000 shares of Class B common stock.

Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.

        Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, (i) will be voted FOR the election of Mr. Meyer to the Board and FOR the election of the candidates who have been nominated by the Company other than Gary J. Fernandes, (ii) will be voted FOR approval of the following advisory (non-binding) resolution: RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying narrative disclosure in this proxy statement of material factors provided to understand the Summary Compensation Table (but excluding the Compensation Discussion & Analysis) (iii) will be voted FOR the proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as independent registered public accounting firm for the Company for fiscal 2010, (iv) will be voted FOR approval of an amendment to the Company’s Current Charter to effect the conversion of the Class B Common Stock, (v) will be voted FOR approval of an amendment to the Company’s Current Charter to effect the reverse stock split, and (vi) will be voted in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

        This Proxy Statement is soliciting proxies to elect not only Mr. Meyer, but also the candidates who have been nominated by the Company other than Gary J. Fernandes. This gives stockholders who wish to vote for Mr. Meyer and such other persons the ability to do so. Under applicable proxy rules, we are required either to solicit proxies only for Mr. Meyer, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company's nominees, or to solicit for Mr. Meyer and for fewer than all of the Company's nominees, which enables a stockholder who desires to vote for Mr. Meyer to also vote for those of the Company's nominees for whom we are soliciting proxies. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the Company's nominees will serve as directors if Mr. Meyer is elected.

QUORUM

        In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. The presence in person or by proxy of the holders of a majority of the outstanding Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum. Shares present which are properly withheld as to voting, and Shares present with respect to which a broker indicates that it does not have authority to vote ("broker non-votes"), will not be counted for any purpose other than determining the presence of a quorum at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

        Vote required for the election of directors.  According to the Company's proxy statement, the election of directors, because it is a contested election, will be determined by the plurality of the votes cast by the holders of Shares represented (in person or by proxy) and entitled to vote at the Annual Meeting provided a quorum is present. Consequently, the seven nominees who receive the greatest number of votes cast will be elected as directors of the Company. Abstentions will not count either in favor of, or against, election of a nominee.

       Vote required for the ratification of the appointment of PricewaterhouseCoopers LLP.  According to the Company's proxy statement, the vote required to approve the ratification of the appointment of PricewaterhouseCoopers LLP as its independent registered public accounting firm is the affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting. Abstentions from voting will have the same legal effect as voting against ratification of the appointment of PricewaterhouseCoopers LLP.

        Vote required for approval of the Proposal to combine Class A common stock and Class B common stock into a single class and to obtain approval to execute a reverse stock split    According to the Company's proxy statement, the vote required to approve the Proposal to combine Class A common stock and Class B common stock into a single class and to obtain approval to execute a reverse stock split is the affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting. Abstentions from voting will have the same legal effect as voting against the proposal to combine Class A common stock and Class B common stock into a single class and to obtain approval to execute a reverse stock split

        We believe that there are no dissenter's rights of appraisal on the matters to be voted on in this Proxy Statement.

DISCRETIONARY VOTING

        If you hold your Shares in street name (that is, if you hold your Shares through a broker, bank or other holder of record), you may be able to vote by telephone or via the Internet. Please refer to the information on the voting instruction form forwarded to you by your bank, broker or other holder of record to see which voting options are available to you.

REVOCATION OF PROXIES

        Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Gregory S. Meyer, c/o InvestorCom, Inc. 65 Locust Avenue, Third Floor, New Canaan, CT 06840 or to the Secretary of the Company at 1201 Elm Street, Dallas, Texas 75270, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photo copies of all revocations be mailed to Gregory S. Meyer, c/o InvestorCom, Inc. 65 Locust Avenue, Third Floor, New Canaan, CT 06840 so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby. Additionally, InvestorCom, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of Mr. Meyer.

        IF YOU WISH TO VOTE FOR THE ELECTION OF MR. MEYER TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

        The solicitation of proxies pursuant to this Proxy Statement is being made by Gregory S. Meyer, CFA. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, electronically, in person, or by advertisements.

The Proponent has entered into an agreement with InvestorCom, Inc. ("InvestorCom") for solicitation and advisory services in connection with this solicitation for a fee of up to $50,000 plus other out-of-pocket expenses. It is anticipated that up to fifteen employees of InvestorCom will be engaged in soliciting stockholders of the Company.

        The entire expense of soliciting proxies is being borne by Gregory S. Meyer, CFA. Costs of this solicitation of proxies are currently estimated to be approximately $180,000. We estimate that through the date hereof, the expenses in connection with this solicitation are approximately $70,000. The Proponent does not intend to seek reimbursement from the Company of the expenses it incurs in connection with the solicitation of proxies for the election of Mr. Meyer to the Board at the Annual Meeting.

ADDITIONAL PARTICIPANT INFORMATION

The principle occupation of Gregory S. Meyer, CFA is consulting and investing in securities.  The principle business address of Gregory S. Meyer, CFA is 245 Eighth Avenue, Suite 108, New York, NY 10011.

As of the date hereof, Gregory S. Meyer, CFA is the beneficial owner of 620,000 shares of Blockbuster Class A Common Stock and 25,000 shares of Blockbuster Class B Common Stock.

For information regarding purchases and sales of securities by Gregory S. Meyer, CFA, see Schedule I of this Proxy Statement.

        Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which Mr. Meyer is proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

        Other than as discussed above, the Proponent is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Proponent is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion, including without limitation nominating additional persons for directorships, or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement.

STOCKHOLDER PROPOSALS

        Any proper proposal which a stockholder wishes to have included in the Board's proxy statement and form of proxy for the 2011 annual meeting of the Company must be received by the Company by January 21, 2011. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for the 2011 annual meeting of the Company. In addition to the SEC rules concerning stockholder proposals, the Company's Bylaws establish advance notice procedures with regard to certain matters, including stockholder nominations for directors, to be brought before a meeting of stockholders at which directors are to be elected. In the case of an annual meeting, notice must be received by the Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. In the case of a special meeting of stockholders at which directors are to be elected, notice of a stockholder nomination must be received by the Secretary of the Company no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. A nomination will not be considered if it does not comply with these notice procedures and any additional requirements set forth in the Company's bylaws. Please note that these bylaw requirements are separate from the SEC's requirements to have a stockholder nomination or other proposal included in the Company's proxy statement. Any stockholder who wishes to submit a proposal to be acted upon at the 2011 annual meeting of the Company or who wishes to nominate a candidate for election as director should obtain a copy of these bylaw provisions and may do so by written request addressed to the Secretary of Blockbuster Inc. at 1201 Elm Street, Dallas, Texas 75270.

        The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2011 annual meeting of the Company is based on information contained in the Company's proxy statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Proponent that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

        THE PROPONENT HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURES REQUIRED BY APPLICABLE LAW THAT ARE INCLUDED IN BLOCKBUSTER’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON BLOCKBUSTER’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. THE PROPONENT WAS NOT INVOLVED IN THE PREPARATION OF BLOCKBUSTER’S PROXY STATEMENT. SEE SCHEDULE II FOR INFORMATION REGARDING WERE TO LEARN ABOUT PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF BLOCKBUSTER.

        The information concerning Blockbuster contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

GREGORY S. MEYER, CFA

May 25, 2010

SCHEDULE I

         TRANSACTIONS IN SECURITIES OF BLOCKBUSTER INC.
DURING THE PAST TWO YEARS

        Except as otherwise specified, all purchases and sales were made in the open market.

GREGORY S. MEYER, CFA

Class A Common Stock

Shares of Common Stock	Date of
Purchased/(Sold)	Purchase/Sale
20000	4/15/2008
10000	4/22/2008
15000	5/15/2008
(15000)	5/21/2008
15000	6/9/2008
1000	6/25/2008
19000	6/26/2008
1000	6/30/2008
4000	7/15/2008
30000	8/13/2008
14000	8/14/2008
1000	9/11/2008
(26000)	10/10/2008
11000	01/14/2009
(11000)	03/02/2009
25000	03/05/2009
15000	03/10/2009
7000	03/20/2009
3000	03/23/2009
5000	03/24/2009
6000	05/12/2009
5000	05/13/2009
5000	05/15/2009
5000	05/22/2009
4000	05/29/2009
10000	06/01/2009
15000	06/02/2009
6000	06/03/2009
30000	08/18/2009
(30000)	08/25/2009
(40000)	09/02/2009
(40000)	09/04/2009
(19300)	09/08/2009
80000	09/09/2009
(5000)	09/11/2009
(5000)	09/14/2009
(5000)	09/15/2009
28000	09/29/2009
16000	10/01/2009
10000	10/02/2009
16000	10/06/2009
5000	10/16/2009
15000	10/21/2009
20000	10/22/2009
38890	10/23/2009
(7000)	11/05/2009
(3735)	11/19/2009
23000	11/23/2009
10000	11/24/2009
7000	11/25/2009
40000	11/27/2009

12500	11/30/2009
12000	12/01/2009
3900	12/02/2009
31945	12/08/2009
23000	12/11/2009
2000	12/15/2009
12000	12/17/2009
11000	12/18/2009
6000	01/04/2010
4000	01/07/2010
15000	01/15/2010
40000	01/25/2010
20000	01/27/2010
10000	03/23/2010

Class B Common Stock

Shares of Common Stock	Date of
Purchased/(Sold)	Purchase/Sale

5000	10/16/2009
20000	10/22/2009

SCHEDULE II – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

A table displaying security ownership of certain beneficial owners and management can be found in Blockbuster’s proxy statement filed with the Securities and Exchange Commission on May 21, 2010.

IMPORTANT

        Tell your Board what you think! Your vote is important. No matter how many Shares you own, please send in  your proxy FOR the election of Mr. Meyer by taking three steps:

-SIGNING the enclosed GOLD proxy card,

-DATING the enclosed GOLD proxy card, and

-MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

        If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. We urge you to confirm in writing your instructions to Gregory S. Meyer, c/o InvestorCom, Inc., 65 Locust Avenue, Third Floor, New Canaan, CT 06840, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

        If you have any questions or require any additional information concerning this Proxy Statement, please contact Gregory S. Meyer c/o InvestorCom, Inc., 65 Locust Avenue, Third Floor, New Canaan, CT 06840.

        This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

        If you have any questions or require any assistance in executing or delivering your GOLD proxy or voting by telephone or via the Internet, please call our proxy solicitor:

InvestorCom, Inc.
65 Locust Avenue, Third Floor, New Canaan, CT  06840
Toll Free (877) 972-0090
Banks and Brokerage Firms Call Collect (203) 972-9300

BLOCKBUSTER INC.

Annual Meeting of Shareholders To Be Held on June 24, 2010

This Proxy is Solicited on Behalf of Gregory S. Meyer, CFA

The Board of Directors of Blockbuster Inc. is Not Soliciting this Proxy

Each person signing this card on the reverse side hereby appoints, as proxy, Gregory S. Meyer, CFA with full power of substitution, to vote all shares of common stock of Blockbuster Inc. which such person is entitled to vote at the Annual Meeting of Shareholders of Blockbuster Inc. to be held at 1201 Elm Street, 21st Floor, Dallas, Texas 75270 at 10:00 a.m. Central Standard Time on June 24, 2010, and at any adjournments, postponements or continuations thereof.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Blockbuster Inc. held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Gregory S. Meyer, CFA a reasonable time before this solicitation.

This proxy card will be voted as directed. If no instructions are specified, the shares represented by this proxy shall be voted FOR the election of all directors listed in Item 1, FOR approval of the following advisory (non-binding) resolution:RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying narrative disclosure in this proxy statement of material factors provided to understand the Summary Compensation Table (but excluding the Compensation Discussion & Analysis) listed in Item 2, FOR the ratification of the appointment of the independent registered public accounting firm in Item 3, FOR approval of an amendment to the Company’s Current Charter to effect the conversion of the Class B Common Stock in Item 4, and FOR approval of an amendment to the Company’s Current Charter to effect the reverse stock split in Item 5.

This proxy is continued on the reverse side.
Please sign on the reverse side and return promptly.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on June 24, 2010.  This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

 ANNUAL MEETING OF SHAREHOLDERS OF
BLOCKBUSTER INC.
June 24, 2010

PLEASE DATE, SIGN AND MAIL
YOUR PROXY CARD IN THE
ENVELOPE PROVIDED AS SOON AS POSSIBLE.

THIS PROXY IS SOLICITED ON BEHALF OF GREGORY S. MEYER, CFA

THE BOARD OF DIRECTORS OF BLOCKBUSTER INC.
IS NOT SOLICITING THIS PROXY

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors: Proponent’s Nominee - Election of Gregory S. Meyer, CFA as a director for a one-year term expiring in 2011.

☐	FOR NOMINEE

☐	WITHHOLD AUTHORITY FOR NOMINEE

We intend to use this proxy to vote for (i) Gregory S. Meyer and (ii) the persons who have been nominated by Blockbuster Inc. to serve as directors, other than Gary J. Fernandes.  We are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for Gary J. Fernandes.   The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company's proxy statement.  There is no assurance that any of the Blockbuster Inc. nominees will serve as directors if Gregory S. Meyer is elected to the Board of Directors.  You may withhold authority to vote for one or more additional Blockbuster Inc. nominees, by writing the names of the nominee(s) below:

	FOR	AGAINST	ABSTAIN

2. Approval of the following advisory (non-binding) resolution:
RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying narrative disclosure in this proxy statement of material factors provided to understand the Summary Compensation Table (but excluding the Compensation Discussion & Analysis).
	☐	☐	☐

3. Ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of Blockbuster Inc. for the fiscal year 2010.	☐	☐	☐

4.  Approval of an amendment to Blockbuster’s second amended and restated certificate of incorporation, as amended (the “Current Charter”), to (a) effect the conversion of each outstanding share of Class B common stock into one share of Class A common stock, (b) rename the Class A common stock as “common stock,” and (c) eliminate provisions relating to the Class B common stock and Blockbuster’s dual class common stock structure (collectively, the “Conversion Amendment”);
	☐	☐	☐

5. Approval of an amendment to the Current Charter to effect a reverse stock split of Blockbuster’s issued and outstanding common stock, if the Conversion Amendment is approved, or Blockbuster’s issued and outstanding Class A common stock and Class B common stock, if the Conversion Amendment is not approved, with the stock split occurring at an exchange ratio that will be within a range of 1-for-15 and 1-for-25 and that will be determined by Blockbuster’s Board of Directors.
	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting only for matters unknown a reasonable time before the solicitation.

The undersigned hereby acknowledges receipt of the Proxy Statement of Gregory S. Meyer, CFA dated May 25, 2010.

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.